UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

As at August 25, 2026

Commission File Number: 000-49869

AMARC RESOURCES LTD.
(Translation of registrant’s name into English)

14th Floor – 1040 W. Georgia Street

Vancouver, British Columbia

Canada V6E 4H1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SUBMITTED HEREWITH

Exhibits

99.1	Condensed Interim Financial Statements for the three months ended June 30, 2026
99.2	Management’s Discussion and Analysis for the three months ended June 30, 2026
99.3	Form 52-109FV2 Certification of interim filings – venture issue basic certificate - CEO
99.4	Form 52-109FV2 Certification of interim filings – venture issue basic certificate - CFO

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amarc Resources Ltd. (Registrant)
Date: August 25, 2026	By:	/s/ Carol Li
Carol Li
Chief Financial Officer

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